GOLDBELT INCREASES INATA GOLD RESOURCE

Toronto, Ontario - (March 22, 2007) Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce an updated resource estimation at its flagship Inata Deposit in northern Burkina Faso, West Africa.

The new resource is estimated at 21.6 MT @ 1.7 g/t gold for 1,200,000 ounces of measured and indicated resources and an additional 8.0MT @ 1.4 g/t gold for 356,000 ounces of inferred resources at Inata (includes the Sayouba and Minfo resources as previously estimated). This new estimation, calculated using a 0.5 g/t gold lower cut-off grade, represents a 50% increase in tonnes and a 37% increase in contained gold in all resource categories from the previous estimate completed in May 2006.

At a 0.8 g/t gold lower cut-off grade, there is a 46% increase in tonnage and a 29% increase in contained ounces reported from measured and indicated categories from the previous model to 18.5MT @ 1.9 g/t gold for 1,139,300 ounces (excluding an additional 6.4MT @ 1.6 g/t gold for 321,200 ounces in the inferred category at the same cut-off grade).

The new resource estimation was conducted by independent consultants, Ravensgate, based in Perth, Australia. The new resource model will form the basis of Goldbelt’s on-going bankable feasibility study which is expected to be completed by the end of June 2007.

The Inata Deposit now comprises two continuous zones of mineralisation, Inata North and Inata South (Figure 1), that are separated by a 250m wide, NE-trending shear. The strike of the mineralization has now been extended from 4,000m to over 5,500m with the additional strike length resulting from 24,077m of drilling completed in 2006 targeting extensions of shallow, oxide mineralization to both the north and the south of the Inata Trend.

Extensions in mineralization are also recognized at Sayouba where, the mineralization now extends 360m north of the current pit design. At Minfo, an additional block of mineralization has been traced 340m east of the current pit.

The new resource estimation includes more detailed geological interpretation which not only gives a higher confidence to continuity of mineralized zones but is also helping Goldbelt identify and target high-grade plunging shoots and newly recognized mineralized footwall zones, especially at Inata North.

A summary of the mineral resource statement for the Inata, Sayouba and Minfo Deposits in shown in Table 1 and notes accompanying the resource statement are in Appendix A.

Table 1 Mineral Resource Statement 17 February 2007 - Inata, Sayouba and Minfo Deposits - MIK Model Reported at a lower cut-off of 0.5g/t Au

	Measured		Indicated				Inferred
	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)

Inata	3,812,600	2.6	314,400	15,548,900	1.6	803,400	7,006,300	1.4	316,200
Sayouba	121,400	1.6	6,100	466,200	1.4	20,500	727,300	1.2	27,200
Minfo				1,605,900	1.2	59,900	325,800	1.2	12,500
Total	3,934,000	2.5	320,500	17,621,000	1.6	883,800	8,059,400	1.4	355,900

“This resource upgrade has added over 420,000 ounces of gold to our resource inventory at Inata providing a solid foundation with which to update our reserves for our on-going bankable feasibility study. Our exploration focus will continue to be on areas in close proximity to Inata that are likely to give Goldbelt additional shallow gold resources like the highly prospective Souma Trend” said Peter Turner, Vice President of Exploration and Business Development of Goldbelt.

The information in this report relating to resource estimation is based on information compiled by John Haywood, who is a Principal Consultant of Ravensgate, and is a Member of the Australian Institute of Mining and Metallurgy; and by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. John Haywood and Dr. Peter Turner have sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which they are undertaking to qualify as Qualified Persons as defined by the National Instrument 43-101..

John Haywood and Dr. Turner consent to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Figure 1. Plan view of the mineralized domains at Inata North, Inata South, Sayouba and Minfo. Grid squares are 1km by 1km.

Figures 2 (top) and 3 (bottom) Oblique view showing the Inata North and Inata South mineralized wire-frames respectively, looking west-north-west.
Sayouba and Minfo are not shown. In each figure, the grid squares are 200m by 200m.

Appendix A

Notes accompanying the resource estimation

1)
The resource estimation has been conducted using 1,112 RC drill holes for 104,729m of drilling and 43 diamond drill holes for 1,650m of drilling that can be broken down into five phases of drilling (in chronological order): BUMIGEB - 4 diamond drill holes (INS01-04) for 210m; BHP - 144 RC drill holes (INRC001-144) for 11,219m of drilling and 6 diamond drill holes (INDDH01-06) for 1,070m of drilling; BHP-Resolute - 325 RC holes (INRC145-469) for 22,548m and 11 diamond drill holes (INDD007-017) for 1,751m; Resolute - 67 RC drill holes (INRC470-536) for 4,388m; Goldbelt - 574 RC drill holes (INRC537-1112) for 66,574m and 22 diamond drill holes (INDD018-038) for 3,119m.

2)	Average drill hole density at the Inata Deposits ranges from 25m x 20m to 100m x 30m - most are 50m x 20m.
3)	The vast majority of drilling at Inata has been drilled to intercept the mineralization at a high angle.
4)	All drill holes have been recovered and are surveyed by either differential GPS and/or Total Station systems.
5)	Down-hole surveying for all RC and diamond drill holes is considered adequate by Ravensgate.
6)	All RC drill samples were split using a riffle splitter providing a sample of approximately 2kg for each meter sample.
7)
All core is HQ3 (triple tube). All diamond core generated from the Resolute and Goldbelt exploration was oriented where possible and mark-ups conducted on an V-angle from crayon spear marks collected by the spear method recorded for every 6m core run.

8)
All diamond core was geologically, geotechnically and structurally logged. Core recovery and RQD’s were recorded for all coring. Geological logging using a standard and well documented logging code system was used for the Resolute and Goldbelt programs.

9)
All diamond core was sawn by a diamond core saw (or cleaved in highly weathered material) and submitted to the laboratory for gold analysis on the basis of regular nominal meter-intervals or geological intervals.

10)
All samples were submitted to either SGS or the Transworld Laboratory, Tarkwa in Ghana or the SGS Laboratory in Ouagadougou, Burkina Faso for preparation by lead-collection fire assay and gold analysis by atomic absorption spectrometry (AAS). The early BUMIGEB drilling samples were sent to the BUMIGEB Laboratory in Ouagadougou for preparation by fire assay and AAS finish.

11)	Georeference standard material, field duplicates and blank samples are inserted in sequence with all drilling samples at a frequency of 4%, 5% and 3% respectively (all Resolute and Goldbelt drilling).
12)
All Quality Control/Quality Assurance (‘QC/QA’) has been reviewed during the process of resource estimation by Ravensgate and the accuracy and precision is found to be acceptable for all drilling data. The exception to this is the BUMIGEB drilling where no QC/QA data exists - this accounts for a negligible portion of the overall dataset by Ravensgate.

13)
2,100 bulk density determinations were completed by Goldbelt using the water immersion technique that was generated by Rsg Global staff to conform to best practice procedures. Of these, 185 were reported in mineralization. The following density values were used in the estimation of mineralized material: highly weathered (1.6 tm-3), moderately weathered (2.2 tm-3), slightly weathered (2.3 tm-3)and fresh ore (2.6 tm-3).

14)
A three dimensional geological model has been completed using all available sectional and plan drilling data. Three dimensional mineralized wire-frames were constructed on nominal 0.3 g/t gold assay values constrained to the geological model and these were subsequently filled with blocks for resource estimation.

15)
The Inata Deposits comprise a broadly north-south (east-west at Minfo) trending zone of mineralization comprising a 5.5km strike length, a maximum of 200m depth extent with local and regional offsets along flat fault or shear structures.

16)
Six statistical domains have been determined from the twenty-five mineralized wire-frames for the combined Inata North and South Deposits. For Sayouba, a single domain has been used for statistical purposes for interpolating grade from the five mineralized wire-frames. At Minfo, three statistical domains are recognized from the five mineralised wire-frames.

17)
The principal method resource estimation used a conventional 3D system of block model construction and grade interpolation - grade estimation and interpolation was done using multiple indicator kriging (MIK), with further Ordinary kriging (OK) models run for all mineralized domains for comparison and validation of the MIK results.

18)	Grade estimates were interpolated into blocks of sizes: 6m (east) by 12.5m (north) by 5m (elevation) for Inata North, Inata South and Sayouba; and 12m (east) by 6m (north) by 5m (elevation) for Minfo.
19)
The gold composite data displayed low coefficients of variation for most domains and therefore application of a top-cut was not appropriate. However, for a small number of domains, a 30g/t gold top-cut was applied based on statistical criteria.

20)	The MIK resource estimation is quoted on a lower cut-off grade of 0.5 g/t gold.
21)
Classification of resources relied upon ancillary block model interpolation items such as kriged efficiency, number of sample composites available within block vicinity and search volume pass. The final block model grades were checked with respect to the local domain geometry and domain statistical summaries.

22)	Tonnage calculations were carried out on a dry basis to conform to reported assay results.
23)	No assumptions were made about mining methods.
24)	No assumptions were made about process methods.
25)	The results of the grade has been rounded to two significant figures.
26)	Tonnage and ounces are rounded to the nearest 100.